EXHIBIT 99




                                        January 30, 1996




DelMar Operating, Inc.
1100 Louisiana, Suite 900
Houston, Texas 77002-5218

Gentlemen:

    At your request, we have prepared an estimate of the reserves, future production, and income attributable to certain company leasehold and royalty interest of DelMar Operating, Inc. (DelMar), as of December 31, 1995. The subject properties are located in the states of Louisiana and Texas and in federal waters offshore Louisiana, and Texas. The income data were estimated using Securities and Exchange Commission (SEC) guidelines for future cost and price parameters.

    The estimated reserves and future income amounts presented in this report are related to hydrocarbon prices. December 1995 hydrocarbon prices were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from December 1995 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report. A summary of the results of this study is shown below.

                                                                   SEC PARAMETERS
                                                        Estimated Net Reserves and Income Data
                                                   Certain Company Leasehold and Royalty Interest of
                                                                DelMar Operating, Inc.

                                                              As of December 31, 1995


                                                                     Proved
                                 --------------------------------------------------------------------------------------
                                               Developed
                                 -------------------------------------                                        Total
                                    Producing           Non-Producing                Undeveloped              Proved
                                 --------------        ---------------              -------------          ------------
Net Remaining Reserves
----------------------
  Oil/Condensate - Barrels           171,840                164,993                       9,371                 346,204
  Gas - MMCF                           3,374                  1,922                         709                   6,005

Income Data
----------------------
  Future Gross Revenue           $10,735,515              $7,524,844                 $1,792,863             $20,053,222
  Deductions                       3,914,186               2,814,763                    492,894               7,221,843
                                 -----------              ----------                 ----------              ----------
  Future Net Income (FNI)        $ 6,821,329              $4,710,081                 $1,299,969             $12,831,379

  Discounted FNI @ 10%            $6,264,843              $3,328,474                 $  947,031             $10,540,348
/TABLE

                                                                        Probable
                                  --------------------------------------------------------------------------------------
                                               Developed
                                  -------------------------------------                                       Total
                                     Producing           Non-Producing               Undeveloped             Probable
                                  --------------        ---------------            --------------         -------------
  Net Remaining Reserves
-------------------------
  Oil/Condensate - Barrels              4,873                21,816                       2,769                29,458
  Gas - MMCF                              192                   702                         220                 1,114

Income Data
-------------------------
  Future Gross Revenue               $533,342             $2,060,966                   $553,597            $3,147,905
  Deductions                                0                333,099                    250,409               583,508
                                     --------             ----------                   --------            ----------
  Future Net Income (FNI)            $533,342             $1,727,867                   $303,188            $2,564,397

  Discounted FNI @ 10%               $446,526             $1,009,594                   $229,266            $1,685,386


                                                           Possible
                                     ---------------------------------------------------------
                                              Developed
                                     ---------------------------------                Total
                                     Producing           Non-Producing               Possible
                                     ----------          --------------             ----------
Net Remaining Reserves
-------------------------
   Oil/Condensate - Barrels             4,873                 2,488                     7,361
   Gas - MMCF                             166                   129                       295
Income Data
--------------------------
  Future Gross Revenue               $468,668              $340,374                  $809,042
  Deductions                                0                14,233                    14,233
                                     --------              --------                 ---------
  Future Net Income (FNI)            $468,668              $326,141                  $794,809

  Discounted FNI @ 10%               $398,126              $188,671                  $586,797


    Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located. We have included probable and possible reserves and income in this report at the request of DelMar. These data are for DelMar's information only and should not be included in reports to the SEC according to the SEC guidelines.

    The proved, probable, and possible developed non-producing reserves included herein are comprised of the behind pipe category. The various producing status categories are defined under the tab "Reserve Definitions and Pricing Assumptions" in this report.

    The deductions are comprised of the normal direct costs of operating the wells, recompletion costs, development costs, and certain "unfunded" abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. DelMar informed us of three gas imbalances which are included in this report. They are in the Eugene Island 342, East Cameron 317/318, and Eugene Island 324 fields. Gas reserves account for approximately 68 percent and Liquid hydrocarbon reserves account for the remaining 32 percent of total future gross revenue from proved reserves.

    The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown on each estimated projection of future production and income presented in a later section of this report and in summary form below.


                                                                 Discounted Future Net Income
                                                                  As of December 31, 1995
                                           -------------------------------------------------------------------------

                    Discount Rate                 Total                     Total                        Total
                     Percent                      Proved                  Probable                     Possible
                 ------------------        ----------------           ---------------              -----------------
                         5                    $11,591,704                $2,057,722                    $678,308
                        15                    $ 9,640,592                $1,406,247                    $513,932
                        20                    $ 8,864,025                $1,192,731                    $455,147
                        25                    $ 8,188,521                $1,026,141                    $407,116

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

    The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission's Regulation
S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff
Accounting Bulletins. The probable reserves and possible reserves included herein conform to definitions of probable and possible reserves approved by the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers. Our definitions of proved, probable, and possible reserves are included under the tab
"Reserve Definitions and Pricing Assumptions" in this report.

    The probable reserves are less certain to be recovered than the proved reserves and reserves classified as possible are less certain to be recovered than those in the probable category. The reserves and income quantities attributable to the different reserve classifications that are included herein have not been adjusted to reflect the varying degrees of risk associated with them and thus are not comparable.

Estimates of Reserves

    In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion. The reserves estimated by the performance method utilized extrapolations of various historical data in those cases where such data were definitive in our opinion. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

    The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates

    Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by DelMar.

    In general, we estimate that future gas production rates will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases.

    The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

Hydrocarbon Prices

    DelMar furnished us with prices in effect at December 31, 1995 and these prices were held constant. In accordance with Securities and Exchange Commission guidelines, changes in liquid and gas prices subsequent to December 31, 1995 were not taken into account in this report. Future prices used in this report are discussed in more detail under the tab "Reserve Definitions and Pricing
Assumptions" in this report.

Costs

    Operating costs for the leases and wells in this report were furnished by DelMar. They were accepted without independent verification. They are based on the operating expense reports of DelMar and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. They do not include COPAS costs.

    Development costs were furnished to us by DelMar and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

Abandonment Costs

    For offshore properties, DelMar's estimate of net, "unfunded", abandonment cost after salvage was included in this report (other deductions). Please note, that at DelMar's request, only the unfunded portion was included. In this report, funded means a letter of credit or money in an escrow account. Unfunded, means costs still to be collected, either by unit of production, overriding royalty, or end of life payment. There are "Remarks" on the first summary of each field that indicate how funding was handled in that field.

    For onshore properties, at the request of DelMar, DelMar's estimate of zero net abandonment costs after salvage value was used in this report. Ryder Scott has not performed a detail study of the abandonment costs nor the salvage value and makes no warranty for DelMar's estimates.

General

    Table A presents a one line summary of proved reserve and income data for each of the subject properties which are ranked according to their future net income discounted at 10 percent per year. Table B presents a one line summary of gross and net reserves and income data for each of the subject properties. Table
C presents a one line summary of initial basic data for each of the subject properties. Tables 1 through 239 present our estimated projection of production and income by years beginning December 31, 1995, by program, state, field, and lease or well.

    While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

    The estimates of reserves presented herein were based upon a detailed study of the subject properties; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. DelMar has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. The ownership interests, prices, and other factual data furnished by DelMar were accepted without independent verification. The estimates presented in this report are based on data available through December 1995.

    Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

    This report was prepared for the exclusive use of DelMar
Operating, Inc. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                     Very truly yours,

                                     RYDER SCOTT COMPANY
                                     PETROLEUM ENGINEERS



                                    /s/Joseph E. Blankenship, P.E.
                                    ------------------------------
                                    Joseph E. Blankenship, P.E.
JEB/sw                              Petroleum Engineer

Approved:

/s/ Joseph E. Magoto, P.E.
--------------------------
Joseph E. Magoto, P.E.
Group Vice President

